Exhibit 99.109

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Carbon Streaming Corporation of our report dated September 27, 2021, relating to the consolidated financial statements of Carbon Streaming Corporation for the years ended June 30, 2021 and 2020 which appears in Exhibit 99.35 of this Registration Statement.

/s/ Baker Tilly WM LLP

Baker Tilly WM LLP
Chartered Professional Accountants

Vancouver, Canada
February 23, 2022